

SECURITI 05040886 N

(A)

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

CM 3/24

SEC FILE NUMBER
8-44663

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shields Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Waltham Woods Corporate Center, 890 Winter Street
(No. and Street)

Waltham (City) MA (State) 02451 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janice L. Shields 781.890.7033 X 224 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas C. Valorie & Company Inc. CPA's
(Name – *if individual, state last, first, middle name*)

253 Main Street (Address) Milford (City) MA (State) 01757 (Zip Code)

PROCESSED MAR 31 2005 THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED MAR 02 2005 WASH. D.C. 179

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RH 3/25

(L)

OATH OR AFFIRMATION

I, Thomas J. Shields, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shields Securities Inc., as of December 31, 2004, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title



RICHARD W. NEWMAN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires August 01, 2008

Richard W. Newman

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

B, C, D, E

SHIELDS SECURITIES, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

SHIELDS SECURITIES, INC.
FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

TABLE OF CONTENTS

(6)

Thomas C. Valorie & Company
Certified Public Accountants
A Professional Corporation

253 Main Street
Milford, Massachusetts 01757
Tel (508) 478-3000
Fax (508) 473-8321

Thomas C. Valorie, C.P.A.
Lisa A. Roche, C.P.A.

To the Directors of
Shields Securities, Inc.

We have audited the accompanying balance sheets of Shields Securities, Inc. as of December 31, 2004 and 2003, and the related statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shields Securities, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of other income and expenses are presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Thomas C. Valorie, CPA P.C.

Milford, Massachusetts
February 8, 2005

B

E

SHIELDS SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2004 AND 2003
(see accountants' report)

ASSETS

	2004	2003
Current assets:		
Cash	$ 25,363	$ 338
Marketable securities (Note 3)	0	33,161
Prepaid insurance	0	458
Total assets	$ 25,363	$ 33,957

LIABILITIES AND STOCKHOLDER'S EQUITY

	2004	2003
Current liabilities:		
Accounts payable	$ 600	$ 275
MA corporate excise tax payable	456	456
Current portion of note payable (Note 4)	50	50
Total current liabilities	1,106	781
Stockholder's equity:		
Common stock, .01 par; 200,000 shares authorized 10,000 shares issued and outstanding	100	100
Additional paid-in capital	9,900	9,900
Retained earnings	14,257	23,176
Total stockholder's equity	24,257	33,176
Total liabilities and stockholder's equity	$ 25,363	$ 33,957

(See notes to financial statements)

C

SHIELDS SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2004 AND 2003
(see accountants' report)

	2004	2003
Income	$ 0	$ 0
Operating expenses:		
Professional fees	3,915	3,125
Broker/Dealer fees	3,803	1,925
Reference materials	0	1,000
Insurance	458	427
Dues, licenses & fees	286	275
Bank charges	50	50
Total operating expenses	8,512	6,802
Operating income (loss)	(8,512)	(6,802)
Other income and expenses (see page 6)	49	198
Net income before income taxes	(8,463)	(6,604)
Massachusetts corporate excise tax (Note 5)	(456)	(456)
Net income (loss)	(8,919)	(7,060)
Retained earnings, beginning	23,176	30,236
S Distribution	0	0
Retained earnings, ending	$ 14,257	$ 23,176

(See notes to financial statements)

(D)

SHIELDS SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004 AND 2003
(see accountants' report)

	2004	2003
Net cash flows from operating activities:		
Net income (loss)	$ (8,919)	$ (7,060)
Adjustments for differences between income flows and cash flows from operating activities:		
Decrease in prepaid insurance	458	(122)
Increase in accounts payable	325	0
Net cash flow used in operating activities	(8,136)	(7,182)
Cash flows from investing activities:		
Decrease in marketable securities	33,161	8,158
Net cash flow provided by investing activities	33,161	8,158
Cash flows from financing activities:		
Decrease in note payable	0	(638)
Net cash flow used in financing activities	0	(638)
Net increase (decrease) in cash	25,025	338
Cash, beginning	338	0
Cash, ending	$ 25,363	$ 338

(See notes to financial statements)

SHIELDS SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

1 - The company's principle business activity is as follows:

The company provides investment broker advisory, counseling and trading services.

2 - Summary of significant accounting policies:

The financial statements are prepared on the accrual basis with recognition given to accounts receivable, accounts payable, and items of accrued income and expenses.

3 - Marketable securities:

Marketable securities are carried at the lower of cost or market.

	2004	2003
Cost	$ 0	$ 33,161
Market value	$ 0	$ 33,161
Unrealized gain (loss)	$ 0	$ 0

4 - Note Payable:

	Current Portion	Long-term Portion	Total Notes Payable
Demand note payable, monthly payments of interest only at 18%, unsecured.	$ 50	$ 0	$ 50

5 - Massachusetts corporate excise tax:

Shields Securities, Inc. elected to become a S corporation at inception on April 19, 1991. S-corporations are not subject to federal or State income taxes as the stockholders report the income on their personal returns. The Commonwealth of Massachusetts assesses an excise tax on the asset balances as of year end.

SHIELDS SECURITIES, INC.
SCHEDULES OF OTHER INCOME AND EXPENSES
YEARS ENDED DECEMBER 31, 2004 AND 2003
(see accountants' report)

	2004	2003
Other income:		
Interest income	$ 49	$ 344
Total other income	49	344
Other expenses:		
Unrealized capital losses	0	125
Interest expense	0	21
Total other expenses	0	146
Total other income and expenses	$ 49	$ 198

(See notes to financial statements)